

June 9, 2010

By U.S. Mail and facsimile (850) 878-1230

Mr. David W. Skiles
Chief Executive Officer
FPB Bancorp, Inc.
1301 SE Port St. Lucie Boulevard
Port St. Lucie, Florida 34952

> **Re:** **FPB Bancorp, Inc.**
> **Registration Statement on Form S-1**
> **Filed May 26, 2010**
> <u>**File No. 333-167106**</u>

Dear Mr. Skiles:

We have monitored your registration statement and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments. In addition, please be aware that we may have additional comments relating to the financial information you incorporated by reference into this registration statement.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Registration Statement on Form S-1 filed May 26, 2010</u>
<u>General</u>

1. Please include all of the information in a pre-effective amendment to your registration statement that you may not include in a prospectus filed after it is declared effective pursuant to Securities Act Regulation 424(b). Refer to Securities Act Regulation 430A.

2. In your next amendment, please include a "Recent Developments" section for the period of April 1, 2010 through May 31, 2010.

Consent Order, page 3

3.   Please update here and elsewhere throughout the document, First Peoples Bank's Tier 1 leverage capital ratio and total risk-based capital ratio as of the most recent practicable date.

4.   You indicate that by May 2, 2010 you were required to perform a risk segmentation analysis with respect to any concentration cited by the FDIC, including commercial real estate loans and that as of the filing of your Registration Statement, this process was ongoing. Please amend your Registration Statement to include an update of the status of this process and include a discussion of the effects if any, of not satisfying the May 2, 2010 deadline.

5.   Please indicate here and elsewhere throughout the document as appropriate, the ramifications if you are unable to meet the Consent Order's required ratios and aggregate balance of assets classified "Substandard" as of June 16, 2010. In addition, please include a specific, stand-alone Risk Factor that addresses the risks associated with not complying with the Consent Order's June 16, 2010 deadline.

Additional Sources of Capital, page 7

6.   On page seven you indicate that you "have made every required dividend payment on time and in full" and in a Risk Factor on page 17 you indicate that you "do not expect to be able to pay dividends… due on February 15, 2010."

        Please clearly and consistently throughout the entire document state whether or not you made all of your required dividend payments on your Series A Preferred Stock, including specifically the payment that *was* due on February 15, 2010 and any other payments that have been due since that date. If you have not made any required payments, please include a Risk Factor that specifically addresses the risks associated with having missed such dividend payments.

7.   We note your final paragraph in this section where you discuss your intention to implement an "equity line" program following this offering. Please revise your Registration Statement whether you have any plans, arrangements and/or understandings related to any such program. If so, please describe the key aspects of such plans, arrangements and/or understandings and file as exhibits any related material contracts in accordance with Item 601 of Regulation S-K. Your discussion should include information such as any discounts persons would receive on the purchase of your securities as well as any dilutive effect that such a program will have on those that purchase securities in this offering as well as other pertinent information.

Capitalization, page 25

8.   Please complete this table to include the information that is "to be determined" in accordance with footnote thee. Also, include additional financial information in this or other tables that would be materially impacted on a pro forma basis as a result of the offering on a minimum/maximum basis.

        As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact either Eric Envall at (202) 551-3234 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Attorney

cc: Richard Pearlman, Esq.
        Igler & Dougherty, P.A.
        2457 Care Drive
        Tallahassee, Florida 32308